Michael K. Krebs
Direct Line: (617) 439-2288
Fax: (617) 310-9288
E-mail: mkrebs@nutter.com

January 8, 2024

CONFIDENTIAL SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Volley (volleym@sec.gov)

Michael Henderson (hendersonM@sec.gov)

James Lopez (lopezJ@sec.gov)

Madeleine Joy Mateo (mateom@sec.gov)

Re:	Eastern Bankshares, Inc.

Registration Statement on Form S-4

Submitted November 13, 2023

CIK No. 0001810546

File No. 333-275479

Ladies and Gentlemen:

We are writing in response to your letter dated January 5, 2024, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on the above-referenced registration statement on Form S-4/A (the “Registration Statement”) filed by Eastern Bankshares, Inc. (“Eastern”) on December 20, 2023. Eastern has considered the Staff’s comments and its responses are set forth below. To facilitate the Staff’s review, we have keyed Eastern’s responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold print.

In addition, we hereby submit for the Staff’s preliminary review the attached redline changed pages to the draft of Amendment No. 2 to the Registration Statement (“Amendment No. 2”). The changed pages show the substantive changes to the joint proxy statement/prospectus that Eastern intends to make in Amendment No. 2 in response to the Staff’s comments. (For the Staff’s convenience, the page references below are the pages in Amendment No. 2 where we anticipate the disclosure will appear, and in parentheses are the page numbers that correlate to the attached redline changed pages, if different.)

U.S. Securities & Exchange Commission

January 8, 2024

Amendment No. 1 to Registration Statement, dated December 20, 2023

Background of the Merger, page 57

1.

We note your revised disclosure and response to prior comments 6 and 7. Please describe the “certain preliminary assumptions” made by Eastern during the June 21, 2023 meeting and clarify the extent to which the assumptions and related financial modeling of the business combination were revised during the course of the negotiations.

Eastern Response:

To address the Staff’s comments, Amendment No. 2 will include revised disclosures on pages 58 (59), 64 and 65 of the joint proxy statement/prospectus to specify (1) the material assumptions underlying the financial model which had been prepared by Eastern’s senior management and which Eastern’s financial advisor (J.P. Morgan) discussed with Mr. Sheahan on June 21, 2023, and (2) the last version of each of those assumptions before Eastern and Cambridge entered into the definitive merger agreement on September 19, 2023 (which assumptions also are stated in the investor presentation filed as Exhibit 99.5 to Eastern’s Current Report on Form 8-K dated September 19, 2023).

Certain Stand-Alone Eastern Prospective Financial Information used by BofA Securities, page 89

2.

We are unable to locate revised disclosure in response to prior comment 8. Please revise accordingly and advise us the extent to which the extrapolated financial results incorporate recent volatility in interest rates.

Eastern Response:

Comment 8 stated:

8.

Please advise us the extent to which the estimated long-term annual growth rates used to extrapolate Eastern’s financial results for 2025 through 2029 are consistent with historical performance and incorporate recent volatility in interest rates. If the projections are not in line with historic operating trends, please advise us why the change in trends is appropriate or assumptions are reasonable. Please similarly advise us regarding Cambridge’s extrapolated financial results on page 88.

We note that Amendment No. 1 includes disclosure on pages 89 and 90, respectively, confirming that the long-term annual growth rates used to extrapolate Eastern’s and Cambridge’s financial results for 2025 through 2029 assume each is operating “in the ordinary course of business.” Eastern and Cambridge believe the long-term annual growth rates used to extrapolate their respective financial results for 2025 through 2029 generally are consistent with their historical performance in recent years.

U.S. Securities & Exchange Commission

January 8, 2024

The preparation of the extrapolations of Eastern’s and Cambridge’s financial results for 2025 through 2029 did not make assumptions regarding specific interest rates. Eastern will add the following disclosure on page 90 (91) of Amendment No. 2:

Although the operating results and financial condition of Eastern and Cambridge, as well as many of their respective peer companies, were adversely affected by the sharp increase in interest rates that generally began in March 2022 and continued through July 2023, BofA Securities and J.P. Morgan, at the direction and with the approval of Cambridge and Eastern, respectively, did not make any assumptions about specific interest rates prevailing from time to time during the relevant projected periods as is customary in this context for purposes of preparing the extrapolations of the prospective information discussed below.

We also call the Staff’s attention to the following statement added in two places on page 90 of Amendment No. 1: “the cost of cash was based on the Fed Funds forward curve and long-term FOMC Fed Funds target in the terminal year.” After further consideration, Eastern has decided it will delete these statements in Amendment No. 2. Eastern believes the assumption is immaterial and potentially distracting for investors as it only relates to the financial impact of expenses incurred or foregone as a consequence of the merger. The draft disclosure in the immediately preceding paragraph best addresses the Staff’s comment.

Please also revise to provide a complete description of the projections provided to the financial advisors or confirm, if true, that the projections provided were limited to the information in the first table on page 90.

Eastern Response:

Cambridge has confirmed to Eastern that, with respect to Cambridge, BofA Securities used, at the direction and with the approval of Cambridge’s management, the prospective financial information for Cambridge provided to BofA by Cambridge, which was limited to the information presented on page 90 of Amendment No. 1 under the heading “Certain Stand-Alone Cambridge Prospective Financial Information used by BofA Securities.” The starting point for that prospective financial information was Cambridge’s budgets for 2023 and 2024. For the 2025 to 2029 period, Cambridge extrapolated from its 2024 budget making assumptions about balance sheet and earnings growth.

U.S. Securities & Exchange Commission

January 8, 2024

We confirm that, at the direction and with the approval of Eastern’s management, with respect to Cambridge, J.P. Morgan used the prospective financial information presented on page 90 of Amendment No. 1 under the heading “Certain Stand-Alone Cambridge Prospective Financial Information used by J.P. Morgan” for purposes of J.P. Morgan’s opinion and in the financial analyses described in Amendment No. 1 under the heading “Opinion of Eastern’s Financial Advisor” beginning on page 79. Eastern has no recollection of having received, and in any event neither Eastern generally, nor J.P. Morgan for purposes of its opinion and the financial analyses describe above, relied upon the prospective Cambridge information for the period 2025 to 2029 presented on page 90 of Amendment No. 1 under the heading “Certain Stand-Alone Cambridge Prospective Financial Information used by BofA Securities”.

Eastern Prospective Financial Information

We confirm that, at the direction and with the approval of Eastern’s management, with respect to Eastern, J.P. Morgan used the prospective financial information presented on page 90 of Amendment No. 1 under the heading “Certain Stand-Alone Eastern Prospective Financial Information used by J.P. Morgan” for purposes of J.P. Morgan’s opinion and in the financial analyses described in Amendment No. 1 under the heading “Opinion of Eastern’s Financial Advisor” beginning on page 79.

Cambridge has confirmed to Eastern that, with respect to Eastern, BofA Securities used, at the direction and with the approval of Cambridge’s management, the prospective financial information presented on page 90 of Amendment No. 1 under the heading “Certain Stand-Alone Eastern Prospective Financial Information used by BofA Securities” for purposes of the opinion of BofA Securities and in the financial analyses described in Amendment No. 1 under the heading “Opinion of Cambridge’s Financial Advisor” beginning on page 67.

Material U.S. Federal Income Tax Consequences, page 129

3.

We note your response to prior comment 9. As short-form opinions are provided, please revise to state clearly that the disclosure in the tax consequences section is the opinion of each named counsel. Currently the disclosure states that the discussion “is a summary” of the U.S. federal income tax consequences. The disclosure also states that it is the opinion of counsel that the tax consequences “will generally be” as described.

Eastern Response:

To address the Staff’s comment, Eastern will revise its disclosures of the material U.S. federal income tax consequences on page 131 (132) of Amendment No. 2 to state clearly, consistent with Staff Legal Bulletin No. 19 (CF), dated October 14, 2011, that the disclosure in the tax consequences section of the joint proxy statement/prospectus is the opinion of Nutter McClennen & Fish and Hogan Lovells, respectively.

Supplemental Requests

A.

On a January 5, 2024 conference call between the Staff and our firm, the Staff asked Eastern to advise the Staff why the disclosure of the impact of the sale of Eastern Insurance Group, LLC on Eastern’s tangible common equity (TCE) is different on pages 60 and 91, respectively, of Amendment No. 1 (i.e., $325 million vs. $365 million). The Staff asked for an explanation of this discrepancy, or a revised disclosure to address the discrepancy.

Eastern Response:

The assumed TCE increase of $325 million (on page 60 of Amendment No. 1) was an interim assumption as of late July/early August 2023. The estimated TCE increase of $365 million (on page 91 of Amendment No. 1) reflects the final purchase price for Eastern Insurance and the estimated elimination of intangible assets attributable to Eastern Insurance.

U.S. Securities & Exchange Commission

January 8, 2024

Eastern will add disclosure on pages 56 (57), 58 (59), 63 (64) and 66 (67) of Amendment No. 2 to clarify that, when Eastern and Cambridge entered into the merger agreement, the estimated TCE increase was $365 million, which is consistent with the reference on page 91 of Amendment No. 1 to an estimated TCE increase of $365 million.

B.	Also, during the January 5, 2024 conference call, the Staff requested an update regarding the status of regulatory applications and approvals with respect to the merger.

Eastern Response:

The Company will revise its disclosures on pages 6, 21, 106 (107) and 110 (111) of Amendment No. 2 to indicate that Eastern anticipates that all regulatory approvals will be received during the first quarter of 2024, and assuming receipt of the requisite shareholder approvals at the special meetings, Eastern and Cambridge believe it is likely the merger will be completed in early April 2024.

U.S. Securities & Exchange Commission

January 8, 2024

If you have any questions or require any additional information, please do not hesitate to contact me at (617) 439-2288 or mkrebs@nutter.com.

Sincerely,

/s/ Michael K. Krebs
Michael K. Krebs

MKK:

cc:	Mr. Robert F. Rivers

Chair and Chief Executive Officer

Eastern Bankshares, Inc.

Mr. James B. Fitzgerald

Chief Administrative Officer, Chief Financial Officer

Eastern Bankshares, Inc.

Kathleen C. Henry, Esq.

Executive Vice President, General Counsel and Corporate Secretary

Eastern Bankshares, Inc.

Richard A. Schaberg, Esq.

Les B. Reese, III, Esq.

Hogan Lovells US LLP

Q.	What are the material U.S. federal income tax consequences of the merger and the holdco merger to U.S. holders of Cambridge common stock?

A.

The merger and the holdco merger, taken together, are intended to qualify, and the obligations of the parties to complete the merger are conditioned upon the receipt of a legal opinion from their respective counsel to the effect that the merger and the holdco merger, taken together, will qualify, as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, which is referred to in this joint proxy statement/prospectus as the “Code.” Cambridge’s shareholders generally will not recognize gain or loss with respect to the Eastern common stock that they receive in the merger, except with respect to any cash they receive in lieu of receiving a fractional share of Eastern common stock. See “Material U.S. Federal Income Tax Consequences of the Merger and the Holdco Merger” beginning on page 127 of this joint proxy statement/prospectus. This tax treatment may not apply to all Cambridge shareholders. Determining the actual tax consequences of the merger and the holdco merger to Cambridge shareholders can be complicated and will depend on the particular circumstances of each Cambridge shareholder. Cambridge shareholders should consult their own tax adviser for a full understanding of the mergers’ tax consequences that are particular to each shareholder.

Q.	What are the interests of Cambridge’s executive officers and directors in the merger, if any?

A.

In considering the recommendation of the board of directors of Cambridge to vote in favor of the proposal to approve the merger agreement and the transactions contemplated thereby, including the merger, Cambridge’s shareholders should be aware that certain executive officers and directors of Cambridge have interests in the merger that are different from, or in addition to, the interests of Cambridge’s other shareholders generally. These interests include (i) assumption and conversion of Cambridge equity awards into Eastern equity awards; (ii) rights of certain executive officers under their existing Cambridge employment and change in control agreements; (iii) rights of certain executive officers under offer letters, severance benefits agreements and change in control agreements with Eastern Bank executed in connection with the merger agreement; (iv) rights under the Cambridge ESOP; (v) prorated retainer payable to members of the board of directors of Cambridge; and (vi) rights to continued indemnification and insurance coverage by Eastern after the merger for acts and omissions occurring before the merger. Upon completion of the merger, Denis Sheahan will become an Eastern director and Chief Executive Officer, reporting to Robert Rivers, and three additional Cambridge directors selected by Eastern in consultation with Cambridge will become members of the board of directors of Eastern and Eastern Bank following the closing. The board of directors of Cambridge was aware of these interests and considered them, among other matters, in approving the merger agreement and related transactions.

Q.	When will the merger be completed?

A.

Eastern and Cambridge ~~expect the merger to close in~~anticipate that all regulatory approvals will be received during the first quarter of 2024, and assuming receipt of the requisite shareholder approvals at the special meetings, Eastern and Cambridge believe it is likely the merger will be completed in early April 2024. However, neither Eastern nor Cambridge can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Cambridge must first obtain the approval of Cambridge shareholders for the Cambridge Merger Proposal, and Eastern must obtain approval of Eastern shareholders for the Eastern Share Issuance Proposal. Eastern and Cambridge must also obtain necessary regulatory approvals and satisfy certain other closing conditions.

Q.	What are the conditions to complete the merger?

A.

The obligations of Eastern and Cambridge to complete the merger are subject to the satisfaction or waiver of the closing conditions contained in the merger agreement, including the receipt of required regulatory approvals and the expiration of all statutory waiting periods without the imposition of any materially superior proposal. For more information, see “The Merger Agreement—Conditions to Complete the Merger” beginning on page 122 of this joint proxy statement/prospectus.

Special Meeting of Eastern’s Shareholders; Vote Required (see page 51)

The Eastern special meeting will be held virtually via webcast at                     , on at                     , Eastern Time. At the Eastern special meeting, Eastern shareholders will be asked to vote on the following matters:

•	the Eastern Share Issuance Proposal; and

•	the Eastern Adjournment Proposal.

You may vote at the Eastern special meeting if you owned shares of Eastern common stock at the close of business on Monday, January 8, 2024. As of Monday, January 8, 2024, there were shares of Eastern common stock outstanding, of which approximately            % were owned and entitled to be voted by Eastern directors and executive officers and their affiliates. We currently expect that Eastern’s directors and executive officers will vote their shares in favor of the Eastern Share Issuance Proposal, although none of them has entered into any agreement obligating them to do so.

The Eastern Share Issuance Proposal and the Eastern Adjournment Proposal will each be approved if a majority of the votes cast at the Eastern special meeting are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Eastern special meeting or fail to instruct your bank or broker how to vote with respect to the Eastern Share Issuance Proposal or the Eastern Adjournment Proposal, you will not be deemed to have cast a vote with respect to the Eastern Share Issuance Proposal or the Eastern Adjournment Proposal, as applicable, and it will have no effect on the applicable proposal.

Recommendation of Eastern’s Board of Directors (see pages 50 and 76)

Eastern’s board of directors has unanimously determined that the merger agreement and the merger are advisable to Eastern and its shareholders and, accordingly, unanimously recommends that Eastern’s shareholders vote “FOR” the Eastern Share Issuance Proposal and “FOR” the Eastern Adjournment Proposal.

Expected Timing of the Merger

Eastern and Cambridge ~~expect the merger to close in~~anticipate that all regulatory approvals will be received during the first quarter of 2024, and assuming receipt of the requisite shareholder approvals at the special meetings, Eastern and Cambridge believe it is likely the merger will be completed in early April 2024. However, neither Eastern nor Cambridge can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Cambridge must first obtain the approval of Cambridge shareholders for the Cambridge Merger Proposal, and Eastern must obtain approval of Eastern shareholders for the Eastern Share Issuance Proposal. Eastern and Cambridge must also obtain necessary regulatory approvals and satisfy certain other closing conditions.

Conditions to Complete the Merger (see page 122)

Each of Eastern’s and Cambridge’s obligations to complete the merger is subject to the satisfaction or waiver to the extent legally permitted of a number of mutual conditions, including:

•

the requisite Eastern vote and the requisite Cambridge vote having been obtained. See “The Merger Agreement—Shareholder Approval; Board Recommendations” beginning on page 119 of this joint proxy statement/prospectus for additional information regarding the “requisite Eastern vote” and the “requisite Cambridge vote”;

with representatives of other financial institutions, including Eastern, regarding industry trends and considerations and the performance, business, strategic direction and prospects of their respective companies and has regularly updated the Cambridge board of directors regarding such discussions.

Since Mr. Sheahan became Cambridge’s President and Chief Executive Officer in April 2015, Robert F. Rivers, Eastern’s Chief Executive Officer and Chair of Eastern’s Board of Directors, and Mr. Sheahan have periodically discussed trends in the financial services industry and matters of mutual interest to their respective institutions. In addition, and several years before the communications described below, Messrs. Rivers and Sheahan had discussed the potential strategic benefits of a business combination between Eastern and Cambridge, but these discussions were preliminary and no specific price or other financial terms were discussed. Mr. Rivers also expressed Eastern’s high regard for the extensive banking experience of Mr. Sheahan. Mr. Sheahan, after discussions with the Cambridge board of directors, concluded that Cambridge’s current business strategy offered the best opportunity to enhance shareholder value and that Eastern’s preliminary interest in a potential business combination was not sufficiently compelling to engage in substantive discussions. Mr. Sheahan informed Mr. Rivers that Cambridge was not interested in pursuing a transaction at such time.

When Eastern converted from mutual to stock form in October 2020, Eastern publicly stated its belief that the vital need to make increasingly significant technological investments greatly amplified the importance of scale in banking. Eastern disclosed that to achieve greater scale, one of its strategic priorities was to prudently pursue opportunities to acquire banks in its existing and contiguous markets, focusing on banking franchises that would enhance Eastern’s funding profile, product capabilities or geographic density, while maintaining an acceptable risk profile. Eastern’s senior management viewed Cambridge as one of the most attractive acquisition opportunities in Eastern’s existing market, because of Cambridge’s attractive deposit base, including its relatively large share of deposits in the City of Cambridge, Massachusetts, its branch networks in the Massachusetts suburban communities west and north of Boston and in southern and coastal New Hampshire, and because Cambridge’s wealth management and private banking units would be complementary to Eastern’s existing business.

During the first quarter of 2023, the Eastern board of directors authorized senior management to confidentially explore the sale of Eastern Insurance Group LLC, a wholly owned subsidiary of Eastern Bank since 2002 (referred to herein as “Eastern Insurance”). Eastern Insurance acted as an agent in offering property and casualty as well as life and health insurance to both personal and commercial customers and operated through 22 non-branch offices located primarily in eastern Massachusetts. In part through Eastern Insurance’s acquisition of 36 insurance agencies, Eastern Insurance grew its revenue from approximately $28 million in 2003 to $99 million in 2022. After careful consideration of Eastern’s long-term goals, Eastern concluded that the sale of Eastern Insurance in the then current market could allow Eastern to recognize a significant valuation premium for Eastern Insurance, while allowing Eastern to focus on the growth and strategic initiatives of its core banking business. Eastern retained a nationally recognized investment banker to proactively solicit both strategic and financial buyers that Eastern anticipated would likely be interested in considering the acquisition of Eastern Insurance.

On May 12, 2023, Mr. Rivers met with Mr. Sheahan for a general discussion of the financial services industry, the local and regional economic environment and the businesses of the two institutions. During this meeting, Messrs. Rivers and Sheahan did not discuss a potential combination of Eastern and Cambridge.

Later in May 2023, as Eastern evaluated with its financial advisor the earnings potential of Eastern Insurance on a standalone basis and the pricing multiples then being paid to acquire comparable insurance agencies, Eastern’s senior management gained confidence that Eastern’s net after-tax gain from the sale of Eastern Insurance could reasonably be expected to increase Eastern’s equity and regulatory capital by approximately $200 million to $250 million and, together with the elimination of intangible assets attributable to Eastern Insurance, would increase Eastern’s tangible common equity by $293 million to $343 million. Eastern tentatively concluded that the anticipated increase in capital as a result of the sale of Eastern Insurance would present an opportunity to pursue a business combination with Cambridge at that time. The increase in ~~capital~~tangible common equity would

On June 21, 2023, at Eastern’s direction, representatives of J.P. Morgan held a meeting with Mr. Sheahan to discuss the financial modeling of a potential business combination between Cambridge and Eastern, including certain preliminary assumptions made by Eastern about pro forma profitability and earnings performance of the combined company.

As a starting point, the model prepared by Eastern’s senior management incorporated consensus Wall Street research estimates for Eastern and Cambridge for net income available to common shareholders, earnings per share and total assets for 2023 and 2024. The other principal assumptions, which were made before Eastern and Cambridge exchanged confidential information and before their executive officers met to plan how best to combine the two companies, were:

•	Eastern’s tangible common equity would increase by $293 million as a consequence of the sale of Eastern Insurance;

•

the net purchase accounting “fair value” adjustments of Cambridge’s assets and liabilities would reduce the carrying value of the combined company’s tangible assets by $365 million (after-tax), with Eastern assuming that the vast majority of that reduction would be accreted into the combined company’s income ratably during the first seven years after the merger;

•

the combined company would achieve expense savings and related synergies resulting from the mergers (referred to in this section as the “Synergies”) equal to 45% of Cambridge’s estimated 2024 cash non-interest expense, with Eastern assuming the Synergies would be phased-in 50% in 2024 and 100% thereafter;

•	the gross credit mark of Cambridge’s loan portfolio would total $38 million; and

•	one-time restructuring charges relating to the mergers would total $63 million (pre-tax).

On June 27, 2023, Cambridge and Eastern entered into a mutual non-disclosure agreement. As described in greater detail below, over the course of the following months, a select group of Eastern executives and employees engaged in due diligence of Cambridge Trust across a number of areas including, but not limited to, financial matters, employment matters, technology, credit, compliance and business lines.

On June 28, 2023, the Cambridge board of directors held a meeting, at which members of Cambridge management were present. Mr. Sheahan summarized his contacts with Mr. Rivers regarding a potential business combination between Cambridge and Eastern, including the conversations he had with Mr. Rivers on June 7 and with representatives of J.P. Morgan on June 21. In Mr. Sheahan’s preliminary overview of a possible combination with Eastern, Mr. Sheahan noted that if Eastern and Cambridge were able to negotiate a mutually acceptable exchange ratio, there were various factors that would make Eastern a favorable transaction partner at that time. Among other things, Eastern had been a publicly traded company for approximately three years and the trading market for its common stock was relatively liquid. Mr. Sheahan also explained that Eastern had a very strong balance sheet, with above average capital ratios (exemplified by a common equity to tier 1 capital ratio of approximately 15.7% at June 30, 2023, compared to the industry average of approximately 11% for the banks in the Nasdaq Regional Bank index) and less exposure to further increases in interest rates, having completed a balance sheet repositioning in March 2023 by selling $1.9 billion of lower yielding available for sale securities and increasing its liquidity. Mr. Sheahan also briefed the Cambridge board of directors on the anticipated increase in Eastern’s equity as a result of the sale of Eastern Insurance, which would substantially offset the decrease in Eastern’s tangible book value per share resulting from the purchase accounting adjustments to Cambridge’s assets. He noted that Eastern proposed to announce the sale of Eastern Insurance and the merger with Cambridge concurrently. After discussion, the Cambridge board of directors concluded that it should consider and discuss Eastern’s expression of interest further at the next meeting of the Cambridge board of directors with Cambridge’s advisors present.

On July 17, 2023, the Cambridge board of directors held a meeting, at which members of Cambridge management and representatives of BofA Securities and representatives of Hogan Lovells US LLP (“Hogan Lovells”), that the exchange ratio would be subject to further adjustment such that at the time of signing the merger agreement, the implied price per share to be paid by Eastern would not represent a premium in excess of 28% of the closing price of Cambridge common stock on the trading day prior to signing. Mr. Rivers informed Mr. Sheahan of the rationale underlying Eastern’s decision to decrease the exchange ratio.

On September 12 and September 13, 2023, representatives of BofA Securities and representatives of J.P. Morgan and members of management of Cambridge and Eastern held several telephonic meetings during which they discussed Eastern’s revised proposal. Following these meetings, Mr. Rivers and Mr. Sheahan agreed to Eastern’s proposal of 4.9560 shares of Eastern common stock per share of Cambridge common stock, subject to the approval of the Eastern and Cambridge boards of directors.

On September 14, 2023, Eastern and Nutter provided Cambridge and Hogan Lovells with drafts of the offer letters and related executive agreements for Ms. Mooney, Mr. Smith and Ms. Remis, which agreements were later finalized and executed.

On September 15, 2023, the Cambridge board of directors held a meeting at which members of Cambridge management and representatives of BofA Securities and representatives of Hogan Lovells were present. During the meeting, Mr. Sheahan provided the Cambridge board of directors with an update on the status of negotiations, including the decrease in proposed exchange ratio and the status of certain benefits matters. In addition, representatives of BofA Securities provided the Cambridge board of directors with an updated financial analysis based on the revised exchange ratio. A representative of Hogan Lovells then updated the Cambridge board of directors on the status of the merger agreement and the terms as negotiated to date, noting that, other than exchange ratio, there were no major issues remaining in the merger agreement. The Cambridge board of directors engaged in discussions regarding the terms of the proposed transaction and determined that, despite the reduction in price, the proposed transaction with Eastern was still in the best interests of Cambridge and its shareholders. Following this discussion, the Cambridge board of directors authorized Cambridge management to negotiate the exchange ratio and accept an exchange ratio of at least 4.9560 shares of Eastern common stock per share of Cambridge common stock price but not to accept any further adjustment to the exchange ratio as a result of movement in the companies’ share prices before signing.

On September 15, 2023, Mr. Sheahan informed Mr. Rivers that the Cambridge board of directors did not agree to Eastern’s proposal that the exchange ratio be subject to further adjustment based on a cap on the premium that the implied price represents over Cambridge’s closing stock price prior to signing. Mr. Sheahan also discussed increasing the exchange ratio but Mr. Rivers stated that the proposed exchange ratio of 4.9560 shares of Eastern common stock per share of Cambridge common stock was Eastern’s best and final offer, although Eastern would agree to remove the cap on the premium.

In the discussions between Eastern and Cambridge from September 10 through September 15, 2023 leading to the final exchange ratio, the financial modeling on which Eastern and Cambridge relied reflected the following assumptions, which had been updated or refined by Eastern and Cambridge since the meeting that J.P. Morgan held with Mr. Sheahan on June 21, 2023 discussed above. The model incorporated consensus Wall Street research estimates for Eastern and Cambridge for net income available to common shareholders, earnings per share and total assets for 2023 and 2024, which were based upon the operating results Eastern and Cambridge reported for the quarter ended June 30, 2023. The consensus earnings estimates assumed the net income available to common shareholders for 2023 and 2024 would be 6.6% and 8.0% less for Eastern and 7.6% and 14.3% less for Cambridge than the consensus estimates used in the June 21, 2023 presentation. The other principal assumptions, which reflected the parties’ completion of their due diligence review of confidential information and discussions among their executive officers regarding how best to combine the two companies, were:

•

Eastern’s tangible common equity would increase by $365 million as a consequence of the sale of Eastern Insurance (compared to $293 million in the June 21, 2023 presentation), reflecting the anticipated final terms of Eastern’s agreement with Gallagher;

•

the net purchase accounting “fair value” adjustments of Cambridge’s assets and liabilities would reduce the carrying value of the combined company’s tangible assets by $446 million (after-tax), a further reduction of $81 million compared to the June 21, 2023 presentation, reflecting the increased interest rates since that date, with Eastern and Cambridge assuming that the vast majority of that reduction would be accreted into the combined company’s income ratably during the first seven years after the merger;

•

the combined company would achieve Synergies equal to 34% of Cambridge’s estimated 2024 cash non-interest expense (compared to 45% in the June 21, 2023 presentation), with Eastern and Cambridge assuming the Synergies would be phased-in 50% in 2024 and 100% thereafter;

•	the gross credit mark of Cambridge’s loan portfolio would total $44 million (compared to $38 million in the June 21, 2023 presentation); and

•	one-time restructuring charges relating to the mergers would total $70 million (pre-tax) (compared to $63 million in the June 21, 2023 presentation).

Between September 15, 2023 and September 18, 2023, Nutter and Hogan Lovells exchanged drafts of the merger agreement and worked towards finalizing the terms and conditions of the transaction. Also during this time, Mr. Sheahan communicated with Mr. Rivers and Ms. Henry regarding unresolved terms of the merger agreement relating primarily to the details regarding how outstanding Cambridge equity awards would be treated in the merger.

On September 18, 2023, the Cambridge board of directors held a meeting at which members of Cambridge’s management and representatives of BofA Securities and representatives of Hogan Lovells were present. The Cambridge board of directors had been provided with a set of meeting materials in advance of the meeting, including the merger agreement and a summary of the material terms of the merger agreement prepared by Hogan Lovells. At the meeting, representatives of Hogan Lovells discussed the terms of the merger agreement and related transaction documents (including the voting agreements) with the Cambridge board of directors, highlighting material changes to the terms of the merger agreement since the initial terms of the merger agreement were discussed with the Cambridge board of directors at its August 21 meeting. Representatives of BofA Securities reviewed with the Cambridge board of directors BofA Securities’ financial analysis of the transaction. The Cambridge board of directors engaged in detailed discussions of the terms of the merger agreement and BofA Securities’ analyses.

Also on September 18, 2023, Eastern and Nutter provided Cambridge and Hogan Lovells with a draft of the offer letter for Mr. Sheahan, confirming that he is expected to receive an annual base salary and annual cash-based short-term incentive and long-term equity incentive award opportunities consistent with the terms of Eastern’s incentive plans and providing that the details of Mr. Sheahan’s compensation will be determined in the normal course by Eastern’s board of directors upon recommendations from its Compensation and Human Capital Management Committee and become effective as of March 1, 2024 or, if later, the completion of the merger. The offer letter also memorialized Eastern’s understanding with Mr. Sheahan that, as of December 31, 2024, Eastern will freeze the accrual of future benefits under Mr. Sheahan’s nonqualified defined benefit supplemental executive retirement plan with Cambridge in exchange for an Eastern equity grant to be awarded in 2025. See the section titled “—Interests of Cambridge’s Executive Officers and Directors in the Merger” beginning on page 91 of this joint proxy statement/prospectus for additional information.

At a meeting of the Cambridge board of directors held on September 19, 2023, which was attended by members of Cambridge’s management and representatives of BofA Securities and Hogan Lovells, the Cambridge board of directors considered the approval of the merger agreement and the transactions contemplated by the merger agreement. The Cambridge board of directors had been provided with a set of meeting materials in advance of the meeting, including the final form of the merger agreement. A representative of Hogan Lovells provided the Cambridge board of directors with an update on the terms of the merger agreement that had changed since the Cambridge board of directors’ meeting held the prior day. Representatives of BofA Securities also release disclosed that it anticipated realizing a $260 million net after-tax gain on the sale of Eastern Insurance. Taking into account both the net after-tax gain on the sale of Eastern Insurance and the elimination of intangible assets attributable to Eastern Insurance, Eastern estimated at that time the sale of Eastern Insurance would increase Eastern’s tangible common equity by approximately $365 million.

Eastern completed the sale of Eastern Insurance’s business on October 31, 2023 on the terms announced on September 19, 2023. See the section of this joint proxy statement/prospectus titled “Recent Developments” on page 34 of this joint proxy statement/prospectus for additional information regarding the sale of Eastern Insurance’s business. (In addition to the estimated increase in Eastern’s tangible common equity of approximately $365 million anticipated on September 19, 2023, Eastern also recognized during the quarter ended December 31, 2023 an additional $15 million benefit due to a pension expense reduction resulting from the separation of the Eastern Insurance employees in connection with the sale.)

Recommendation of Cambridge’s Board of Directors

Cambridge’s board of directors has unanimously approved the merger agreement and unanimously recommends that Cambridge shareholders vote “FOR” the approval of the Cambridge Merger Proposal.

Cambridge’s Reasons for the Merger

After careful consideration, at a meeting held on September 19, 2023, the Cambridge board of directors unanimously determined that the merger, the merger agreement and any related agreements to be entered into pursuant to the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Cambridge and its shareholders and approved the merger agreement.

In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommend that its shareholders vote “FOR”the merger proposal, the Cambridge board of directors evaluated the merger agreement, the merger and the other transactions contemplated thereby in consultation with Cambridge management, as well as its independent financial and legal advisors, and considered a number of factors, including the following material factors:

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its knowledge of Cambridge’s business, operations, regulatory and financial condition, asset quality, earnings, loan portfolio, capital and prospects both as an independent organization, and as a part of a combined company with Eastern;

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its understanding of Eastern’s business, operations, regulatory and financial condition, asset quality, earnings, capital and prospects, taking into account presentations by senior management of its due diligence review of Eastern;

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the Cambridge board of director’s belief that significant growth in earnings is required for Cambridge to be in a position to deliver a competitive return to its shareholders and that achieving such growth in earnings is uncertain would require significant investment in both resources and time to endeavor to achieve those results;

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its belief that the merger will result in a more competitive banking franchise with strong capital ratios and an attractive funding base that has the potential to deliver a higher value to Cambridge’s shareholders as compared to continuing to operate as a stand-alone entity;

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the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, market capitalization and footprint;

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the anticipated pro forma impact of the merger on Eastern, including potential synergies, and the expected impact on financial metrics such as earnings and tangible common equity per share, as well as on regulatory capital levels;

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the opinion of BofA Securities, dated September 19, 2023, to Cambridge’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio to the

Company., P.C. incorporated by reference in this joint proxy statement/prospectus relate to Eastern’s and Cambridge’s previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.

Although the operating results and financial condition of Eastern and Cambridge, as well as many of their respective peer companies, were adversely affected by the sharp increase in interest rates that generally began in March 2022 and continued through July 2023, BofA Securities and J.P. Morgan, at the direction and with the approval of Cambridge and Eastern, respectively, did not make any assumptions about specific interest rates prevailing from time to time during the relevant projected periods as is customary in this context for purposes of preparing the extrapolations of the prospective information discussed below.

Certain Stand-Alone Eastern Prospective Financial Information used by BofA Securities

The following table presents the consensus Wall Street research estimates for Eastern’s 2023 and 2024 net income available to Eastern’s common shareholders, EPS and total assets, that were used by BofA Securities, as directed and approved for BofA Securities’ use by the management of Cambridge, in the financial analyses performed in connection with BofA Securities’ opinion as described in “— Opinion of Cambridge’s Financial Advisor” beginning on page 67 of this joint proxy statement/prospectus.

(Dollars in millions, except per share data)	2023E	2024E
Net Income to Common Shareholders	$193.71	$189.4
Earnings Per Share	$1.231	$1.17
Total Assets	$21,462	$21,671

(1)	Adjusted for a loss on the sale of securities in 2023

For purposes of extrapolating Eastern’s financial results for 2025 through 2029, Cambridge’s management directed BofA Securities to use, at the guidance of Eastern’s management, among other things, estimated long-term annual growth rates of 4.0% for Eastern’s net income for 2025 through 2029, an estimated annual growth rate for loans of 3.5% for 2025 through 2029, an estimated annual growth rate for deposits of 3.5% for 2025 through 2029, which estimates assume the business is operating in the ordinary course, and an estimated marginal tax rate of 22.5%.

Certain Stand-Alone Cambridge Prospective Financial Information used by BofA Securities

The following table presents estimates for Cambridge’s net income available to Cambridge common shareholders, EPS and total assets, that were provided by the management of Cambridge and used by BofA Securities, as reviewed and approved for BofA Securities’ use by the management of Cambridge, in the financial analyses performed in connection with BofA Securities’ opinion as described in “— Opinion of Cambridge’s Financial Advisor” beginning on page 67 of this joint proxy statement/prospectus.

(Dollars in millions, except per share data)	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Net Income to Common Shareholders	$39.41	$35.3	$37.9	$40.8	$43.8	$47.1	$50.6
Earnings Per Share	$5.01	$4.45	$4.78	$5.14	$5.53	$5.94	$6.39
Total Assets	$5,407	$5,452	$5,643	$5,840	$6,045	$6,256	$6,475

(1)	Adjusted for non-GAAP adjustments

Certain Stand-Alone Cambridge Prospective Financial Information used by J.P. Morgan

The following table presents the consensus Wall Street research estimates for Cambridge’s 2023 and 2024 net income available, diluted EPS and total assets, that were used by J.P. Morgan at the direction of Eastern’s management in the financial analyses performed in connection with J.P. Morgan’s opinion as described in “— Opinion of Eastern’s Financial Advisor” beginning on page 79 of this joint proxy statement/prospectus.

(Dollars in millions, except per share data)	2023E	2024E
Net Income to Common Shareholders	$35.7	$36.0
Diluted Earnings Per Share	$4.57	$4.58
Total Assets	$5,501	$5,770

For purposes of extrapolating Cambridge’s financial results for 2025 through 2034, Eastern’s management directed J.P. Morgan to use, among other things, estimated annual growth rates for Cambridge’s net income of 7.5% through 2028, which growth rates normalize as a result of, among other reasons, expected interest rates, to a 4% long-term annual growth in 2033 and 2034. Based on these growth rates, J.P. Morgan calculated estimated net income growth rates of 7.5% in 2028, 6.5% in 2029, 5.5% in 2030, 5.0% in 2031, 4.5% in 2032, and 4.0% in 2033 and thereafter, which growth rates were approved for use by J.P. Morgan by Eastern’s management. Eastern management’s estimates for total assets for 2025 and beyond assume that the business is operating in the ordinary course and grows at 3.5% per annum. The estimated marginal tax rate was 22.5% ~~and the cost of cash was based on the Fed Funds forward curve and long-term FOMC Fed Funds target in the terminal year~~.

Certain Stand-Alone Eastern Prospective Financial Information used by J.P. Morgan

The following table presents the consensus Wall Street research estimates for Eastern’s 2023 and 2024 net income available, diluted EPS and total assets that were used by J.P. Morgan at the direction of Eastern’s management in the financial analyses performed in connection with J.P. Morgan’s opinion as described in “— Opinion of Eastern’s Financial Advisor” beginning on page 79 of this joint proxy statement/prospectus.

(Dollars in millions, except per share data)	2023E	2024E
Net Income to Common Shareholders	$197.0¹	$189.4
Diluted Earnings Per Share	$1.21¹	$1.17
Total Assets	$21,462	$21,671

(1)	Metric is adjusted to back out the loss on sale of securities in 1Q23

For purposes of extrapolating Eastern financial results for 2025 through 2034, Eastern’s management provided J.P. Morgan with, among other things, estimated long-term annual growth rates of 4% for Eastern’s net income for 2025 and thereafter, and 3.5% for Eastern’s assets for 2025 and thereafter, which estimates assume the business is operating in the ordinary course. The estimated marginal tax rate was 22.5%~~, and cost of cash was based on the Fed Funds forward curve and the long-term FOMC Fed Funds target in the terminal year~~.

Certain Estimated Impacts Attributable to Sale of Eastern Insurance Group

For purposes of adjusting Eastern’s prospective stand-alone financial results to reflect the then anticipated sale of Eastern Insurance to Gallagher (which sale was completed on October 31, 2023), Eastern’s management developed and provided to its board of directors certain adjustments to Eastern’s stand-alone prospective financial information to reflect the assumed completion of the Eastern Insurance Group sale by December 31, 2023. Such adjustments also were (i) provided to Cambridge, (ii) provided to BofA Securities and approved by Cambridge for BofA Securities’ use and reliance as described in this joint proxy statement/prospectus under “—Opinion of Cambridge’s Financial Advisor,” and (iii) provided to J.P. Morgan and approved by Eastern for J.P. Morgan’s use and reliance in connection with its financial analyses and opinion as described in this joint proxy statement/prospectus under “—Opinion of Eastern’s Financial Advisor” on page 79 of this joint proxy statement/prospectus.

The material adjustments were:

•	Foregone income from Eastern Insurance of $14.2 million in 2024, $14.7 million in 2025, with foregone income assumed to grow at 4.0% annually thereafter.

following the bank merger. In evaluating a merger application under these sections, the Commissioner of Banks will review a proposed merger to determine whether competition among banking institutions will be unreasonably affected and whether public convenience and advantage will be promoted. In making such determination, the Commissioner will consider, at a minimum, a showing of net new benefits. Net new benefits may include for example, initial capital investments, job creation plans, consumer and business services, and commitments to maintain and open branch offices within the continuing institution’s CRA assessment area.

The parties have filed or will file certain applications and notice materials necessary to obtain these regulatory approvals or confirmations in accordance with applicable law. The merger cannot be completed until all the required approvals and confirmations have been obtained, are in full force and effect and all statutory waiting periods in respect thereof have expired, and the bank merger cannot be completed until after both approvals listed above have been obtained. The merger may not be consummated until 30 days after the approval of the Federal Reserve Board (or such shorter period as the Federal Reserve Board may prescribe with the concurrence of the United States Department of Justice, but not less than 15 days), during which time the Department of Justice may challenge the merger on antitrust grounds. The bank merger may not be consummated until 30 days after the approval of the FDIC (or such shorter period as the FDIC may prescribe with the concurrence of the United States Department of Justice, but not less than 15 days), during which time the Department of Justice may challenge the bank merger on antitrust grounds. The commencement of an antitrust action by the Department of Justice would stay the effectiveness of the Federal Reserve Board or FDIC approval, as the case may be, unless a court specifically orders otherwise. In reviewing the merger and the bank merger, the Department of Justice could analyze the merger’s effect on competition differently than the Federal Reserve Board and the FDIC, and it is possible that the Department of Justice could reach a different conclusion than the applicable banking regulator regarding the merger’s (or the bank merger’s) competitive effects.

Although the parties believe they have filed all applications and notice materials necessary to obtain these regulatory approvals or confirmations in accordance with applicable law, Eastern and Cambridge cannot assure you that all required regulatory approvals, waivers or consents will be obtained, when they will be obtained or whether there will be burdensome conditions in the approvals or any litigation challenging the approvals. Eastern and Cambridge also cannot assure you that the United States Department of Justice or the Attorney General of the Commonwealth of Massachusetts will not attempt to challenge the merger on antitrust grounds, or what the outcome will be if such a challenge is made. Eastern and Cambridge are not aware of any other government approvals or actions that are required prior to the parties’ consummation of the merger. It is currently contemplated that if any additional governmental approvals or actions are required, such approvals or actions will be sought. There can be no assurance, however, that any of the additional approvals or actions will be obtained.

As of the date of this joint proxy statement/prospectus, Eastern believes all required approvals will be received during the first quarter of 2024 and none of the approvals will impose a burdensome condition. Assuming receipt of the requisite shareholder approvals at the special meetings, Eastern and Cambridge believe it is likely the merger will be completed in early April 2024.

Accounting Treatment

Eastern has determined that the merger represents a business combination and will account for the merger by applying the acquisition method of accounting, in accordance with the provisions of Topic 805 “Business Combinations” of the Financial Accounting Standards Board Accounting Standard Codification. As of the date of the merger, Eastern will recognize the assets acquired, including intangible assets, and liabilities assumed at their respective estimated fair values. To the extent that the purchase price exceeds the estimated fair value of the net assets acquired, Eastern will allocate the excess purchase price to goodwill. The goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually. To the extent goodwill is impaired, its carrying value would be written down to its implied fair value and a charge would be made to earnings. Core deposit and other intangibles with definite useful lives will be amortized to expense over their estimated useful lives. The final acquisition accounting adjustments may differ materially governmental approvals and consents and the expiration of all statutory waiting periods and the satisfaction or waiver of all of the conditions set forth in the merger agreement (other than the delivery of certificates, opinions and other instruments and documents to be delivered at closing) (such date, the “approval date”).

We currently expect that the merger will be completed in ~~the first quarter of~~early April 2024, subject to approval of the share issuance by shareholders of Eastern and the approval of the merger agreement and the transactions it contemplates by the shareholders of Cambridge, the receipt of all necessary regulatory approvals and/or waivers, and the expiration of all regulatory waiting periods. However, there can be no assurances as to whether, or when, Cambridge and Eastern will obtain the required approvals or complete the merger.

Merger Consideration

Each share of Cambridge common stock issued and outstanding immediately prior to the Effective Time (other than shares held as treasury stock or shares owned directly by Eastern) will be converted into the right to receive 4.956 shares of Eastern common stock. Each share of Eastern common stock issued and outstanding immediately prior to the Effective Time will remain issued and outstanding as one share of common stock of Eastern.

If Eastern changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Eastern common stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Eastern common stock, the exchange ratio will be proportionately and appropriately adjusted so as to provide the holders of Cambridge common stock the same economic benefit as contemplated by the merger agreement prior to that event; provided that no adjustment will be made with regard to Eastern common stock if (i) Eastern issues additional shares of Eastern common stock and receives consideration for such shares (including upon the exercise of outstanding stock options or other equity awards) or (ii) Eastern issues employee or director stock grants or similar equity awards pursuant to an Eastern benefit plan.

Eastern will not issue any fractional shares of its common stock in the merger, but will instead pay cash (determined on the basis of the volume-weighted average trading price per share of Eastern common stock for the five consecutive trading days ending on the fifth trading day immediately preceding the closing date, rounded to the nearest whole cent as provided by Bloomberg L.P.) for any fractional share a Cambridge shareholder would otherwise receive after aggregating all of his or her shares (the exchange ratio and any cash in lieu of fractional shares collectively, the “Merger Consideration”).

Governing Documents

At the Effective Time, the articles of incorporation and bylaws of Merger Sub, in each case as in effect immediately prior to the Effective Time, will be the articles of incorporation and bylaws of the surviving entity of the merger, except that, in each case, references to the name of Merger Sub will be replaced by “Cambridge”.

The Eastern Articles of Organization and the Eastern Bylaws, in each case as in effect immediately prior to the effective time of the holdco merger, will remain the Eastern Articles of Organization and the Eastern Bylaws, following the consummation of the holdco merger.

Treatment of Cambridge Equity Awards

Treatment of Cambridge RSUs

As of the Effective Time, each Cambridge RSU that is then-outstanding will be assumed by Eastern and converted into an Eastern RSU, with the number of shares of Eastern common stock subject to such Eastern RSU equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Cambridge common

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions;

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a trust that is a U.S. resident trust for U.S. federal income tax purposes, i.e., a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and the control over all substantial decisions of such trust is vested in one or more U.S. persons or (ii) such trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes; or

•	an estate the income of which is subject to U.S. federal income tax regardless of its source.

The following ~~discussion~~ is a ~~summary~~discussion of the material U.S. federal income tax consequences of the merger and the holdco merger for U.S. holders under current law. This discussion is not intended to be tax advice to any particular holder of Cambridge common stock. Tax matters regarding the merger and the holdco merger are complicated, and the tax consequences of the merger and the holdco merger to each Cambridge shareholder will depend on their particular situation. Cambridge shareholders are urged to consult their tax advisers as to the particular tax consequences of the merger and the holdco merger to them, including the application and effect of state, local, federal, foreign and other tax laws.

Tax Consequences of the Merger Generally

Eastern and Cambridge have structured the merger and the holdco merger, taken together, to qualify as a reorganization within the meaning of Section 368(a) of the Code, and it is anticipated that they will qualify as such. It is a condition to Eastern’s obligation to complete the merger that Eastern receive an opinion of its legal counsel, Nutter, McClennen & Fish, LLP , dated as of the closing date of the merger, to the effect that the merger and the holdco merger, taken together, will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Cambridge’s obligation to complete the merger that Cambridge receive an opinion of its legal counsel, Hogan Lovells US LLP, dated as of the closing date of the merger, to the effect that the merger and the holdco merger, taken together, will be treated as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on, among other things, certain facts, assumptions, representations, warranties and covenants, including those contained in the merger agreement and in letters and certificates provided by Cambridge and Eastern. If any of the facts, assumptions, representations, warranties or covenants upon which the opinions are based are inaccurate or inconsistent with the actual facts, the U.S. federal income tax consequences of the merger and the holdco merger could be adversely affected. None of the tax opinions given in connection with the merger and the holdco merger, or the opinions described below, will be binding on the Internal Revenue Service. Neither Eastern nor Cambridge has requested or intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger and the holdco merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below.

Based on the opinions of Hogan Lovells US LLP and Nutter, McClennen & Fish, LLP that the merger and the holdco merger, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code, it is the opinion of Hogan Lovells US LLP and Nutter, McClennen & Fish, LLP that the material U.S. federal income tax consequences of the merger and ~~the~~ holdco merger to U.S. holders will ~~generally~~ be as follows:

Exchange of Cambridge Common Stock for Eastern Common Stock. Cambridge shareholders generally will not recognize any gain or loss for federal income tax purposes on the receipt of Eastern common stock in exchange for Cambridge common stock, except with respect to any cash received instead of a fractional share of Eastern common stock (as discussed below). The aggregate adjusted tax basis of the shares of Eastern common stock received by the Cambridge shareholder (including any fractional shares deemed received and redeemed for cash as described below) generally will equal the basis of the shares of Cambridge common stock surrendered in exchange for the shares of Eastern common stock. The holding period for shares of Eastern common stock